April 29, 2005



Mail Stop 03-06

Mr. Karl Schneider
Chief Financial Officer
Zoran Corporation
1390 Kifer Road
Sunnyvale, CA 94086


      Re:	Zoran Corporation
Form 10-K for the Year Ended December 31, 2004 and Related Filings
		File No. 000-27246

Dear Mr. Schneider:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies and Estimates - Page 21

1. We note that you recorded significant inventory write-downs in 2004. In addition, we note that your inventory has increased significantly from 2003 to 2004. Supplementally tell us and revise future filings to discuss the specific reasons for any significant inventory write-downs and how you determined the amount of the write-down to be recorded. Finally, tell us why your inventory balance has increased so much from 2003 to 2004 and tell us how you considered this increase in your excess and obsolete inventory analysis.

Results of Operations - Page 23

2. We note in your discussion of operating loss on pages 25 and 26 that you present your operating losses and effective tax rates excluding certain charges. These financial measures qualify as non-
GAAP financial measures pursuant to Item 10(e)(2) of Regulation S-
K.

* We note that you have presented your operating losses and effective tax rates excluding charges such as amortization of intangible assets, deferred stock compensation and inventory impairment. We note that you have incurred similar expenses in each of the past three years. Pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K, a registrant must not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise future filings to eliminate these non-GAAP financial measures, or tell us why you believe the current presentation is appropriate.

* We note your statement regarding non-GAAP financial measures on page 20. We do not believe that your disclosure addresses all of the requirements of Item 10(e)(1)(i) of Regulation S-K, and may be confusing to investors. Accordingly, please revise your disclosures in future filings to explain why each individual non-GAAP measure presented is useful to an investor and to discuss how management uses the measure and the limitations of using this measure in accordance with Item 10(e)(1)(i) of Regulation S-K.

* You state that the purpose of the adjustments in the Form 10-K "is to give an indication of [your] baseline performance before gains, losses or other charges that are considered by management to be outside of [your] core operating results." Revise future filings to disclose why you do not consider charges for excess and obsolete inventory, amortization of intangible assets and stock compensation expense to be part of your "core operating results."

Please revise future filings to address our comments above.
Please
provide us with a full sample of your proposed revised disclosure.

Item 8. Financial Statements and Supplemental Data

Note 2. Significant Accounting Policies

- Revenue Recognition - Page 47

3. We note on page 23 that imaging software products comprised approximately 13% of your consolidated revenues in fiscal 2004.
Please tell us and revise future filings to disclose your revenue recognition policy for imaging software, including the applicability of SOP 97-2, EITF 03-05 and EITF 00-21.

Item 9A. Controls and Procedures - Page 71
We note on page 69 that you incorrectly calculated deferred compensation expense in each of the quarters of fiscal 2004 and have restated the unaudited financial results for those quarters.

4. We note your disclosures that you "improved disclosure controls and procedures by updating our database to include the necessary information required to calculate the impact of cancelled options on an ongoing basis" and that you "updated personnel and financial records to ensure stock compensation expense relating to the vesting of assumed options held by former employees of Oak Technology, Inc.
was properly accounted for." It appears that your corrective action may have adequately addressed the amounts recorded in fiscal 2004; however, this does not appear to be a change in controls. Please supplementally tell us and revise future filings as appropriate to discuss what changes you made to your controls to address the deficiency identified.

Exhibits 31.1 and 31.2

5. We note that the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-K were not in the proper form. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect. Certain portions of the certification relating to internal control over financial reporting may be omitted as stated in Section III.E.
of SEC Release No. 33-8238. Accordingly, please revise the certifications of your CEO and CFO in future filings to be in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Forms 8-K dated January 25, 2005 and April 28, 2005

6. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K.

If you continue to present non-GAAP information, Item 2.02 of Form
8-
K requires that disclosures "furnished" include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, you must present a reconciliation for each non-GAAP measure presented in the non-GAAP statement of operations. You must also provide statements disclosing the reasons why management believes presentation of each of the individual non-
GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the
Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure. Please note that the disclosure and reconciliation requirements also apply to the non-GAAP financial measure presented on your Form 8-K dated January 12, 2005.

7. We note that you use the term "pro forma" to refer to one of your non-GAAP financial measures. The term "pro forma" has very specific meaning in accounting literature and is defined in Article 11 of Regulation S-X. Please revise future filings to eliminate the term
"pro forma" when referring to your non-GAAP financial measures.


* * * * *
      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564
or me at (202) 824-5387. In this regard, do not hesitate to contact
Michele Gohlke, Branch Chief, at (202) 942-7903 if you have any questions.

							Sincerely,


							Kevin Vaughn
							Reviewing Accountant

??

??

??

??

Mr. Karl Schneider
Zoran Corporation
April 29, 2005
Page 1 of 5